FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2007

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Index to Financial Statements

December 31, 2007 and 2006

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

        United Technologies Corporation

        Represented Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans effective January 1, 2006.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

June 25, 2008

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2007	December 31, 2006
Assets:
Investment in Master Trust, at fair value	$1,807,679	$1,667,017
Contributions receivable:
Participants’	7,788	1,235
Employer’s	3,831	267

Net assets available for benefits, at fair value	1,819,298	1,668,519
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(33,085)	(30,791)

Net assets available for benefits	$1,786,213	$1,637,728

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2007
Additions to net assets attributed to:
Investment Income:
Plan interest in net appreciation and investment income of Master Trust	$153,482
Contributions:
Participants’	81,288
Employer’s	22,034

Total additions	256,804

Deductions from net assets attributed to:
Distributions to participants or beneficiaries	108,252
Administrative expenses	254

Total deductions	108,506

Net increase prior to transfers	148,298

Plan transfers:
Assets transferred into Plan	702
Assets transferred (out of) Plan	(515)

Net transfers	187

Net increase	148,485

Net Assets Available for Benefits, December 31, 2006	1,637,728

Net Assets Available for Benefits, December 31, 2007	$1,786,213

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 1—DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Represented Employee Savings Plan (the “Plan”) is a defined contribution savings plan administered by United Technologies Corporation (“UTC,” the “Corporation,” the “Employer,” or the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Union represented employees of certain UTC subsidiaries, covered by collective bargaining agreements that provide for Plan participation, are customarily eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Contributions and Vesting. All participants may elect, through payroll deductions, to make tax deferred contributions of between $2 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participants direct the investment of their contributions including Employer match into various investment options offered by the Plan through the United Technologies Corporation Employee Savings Plan Master Trust (“Master Trust”). Through the Master Trust the Plan offers 20 mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options to participants. The Master Trust also includes a money market fund that is primarily used for transitioning or merging plans. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The employer will contribute specified amounts to the Plan in accordance with the terms outlined in each collective bargaining agreement. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (“IMA”) or tax-deferred contributions for cost of living adjustments (“COLA”), where permitted. The employer will match 75 percent of the participant’s IMA contribution. All contributions to an IMA will be invested 100 percent in the stable value fund through the Master Trust and may not be withdrawn until retirement or termination.

Participant Accounts. Generally, each participant’s account is credited with (a) the participant’s contributions, (b) UTC’s contributions in accordance with the terms outlined in each particular bargaining agreement based on a percentage of the participant’s contribution and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested employer contributions accounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2007, approximately $82,000 of forfeitures were used to fund UTC’s contributions.

Trustee and Recordkeeper. The Plan trustee holds all of the Plan’s assets. State Street Bank and Trust (“Trustee”) is the Plan trustee. Fidelity Institutional Retirement Services Company (“Fidelity”) provides recordkeeping and sub-trustee services.

Voting Rights. Stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.

Participant Loans. Certain participants are allowed to borrow up to 50 percent of their vested account balances excluding IMA and COLA amounts.

Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are collateralized by the balance in the participant’s account and bear interest at prime rate plus one percent per The Wall Street Journal, which ranged from 5 percent to 9.25 percent for loans outstanding at December 31, 2007. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. Participants terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock

Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2007 were approximately $1,792,000.

NOTE 2—SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds’ investments, other than the UTC Common Stock Fund, increases the participating plans’ unit values. UTC Common Stock Fund dividends increase the Plan’s units in that fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 4).

Fully Benefit-Responsive Investment Contracts. As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position Nos. FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP required investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a defined contribution plan. The Plan invests in investment contracts through the Master Trust. The statements of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition. The Plan’s investments in the Master Trust are generally stated at fair market value. Investment funds are stated at net asset value per unit or share as determined by the Trustee utilizing published market data, as applicable. Individual assets comprising the guaranteed investment contracts (“GICs”) were valued at representative quoted market prices. The fair value of the wrap contracts for the GICs was determined using the Market Price Replacement Cost approach, which incorporated the difference between current market rates for contract wrap fees and the wrap fees being charged; the difference was calculated as a dollar value. UTC, in collaboration with the insurance companies, calculated the fair value to be $0 at December 31, 2007 and 2006. As fully benefit-responsive investment contracts, the stable value fund’s investments are also stated at contract value (the amount available to pay benefits). Contract value includes contributions plus earnings, less Plan withdrawals and expenses. Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the employer in 2007. All other administrative, investment management fees and other investment expenses were paid out of Plan assets during 2007.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. Through the Master Trust the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3—INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Through the Master Trust the Plan invests in a stable value fund that invests in GICs with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. The insurance companies provide assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investment over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, UTC has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.

The average yield of the GICs based on actual earnings was approximately 5.7% and 5.8% for the year ended December 31, 2007 and 2006, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 6.35% and 6.0% for the year ended December 31, 2007 and 2006, respectively.

NOTE 4—INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans’ participants. The Plan’s interest in the net assets of the Master Trust was approximately 10 percent at December 31, 2007 and 2006.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation Employee Savings Plan

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2007			2006
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$87,228	$—	$87,228	$77,609	$—	$77,609
Investments:
Equity:
Mutual funds	1,836,988	—	1,836,988	1,595,082	—	1,595,082
Equity commingled index funds	1,910,551	—	1,910,551	1,825,755	—	1,825,755
Common stock	4,423,478	1,997,303	6,420,781	3,889,346	1,720,342	5,609,688
Debt:
Fixed income commingled index funds	30,948	—	30,948	28,355	—	28,355
Fixed income mutual funds	29,732	—	29,732	—	—	—
Stable value fund investment contracts	6,871,315	—	6,871,315	6,496,567	—	6,496,567
Participant notes receivable	125,299	—	125,299	117,560	—	117,560

Subtotal	15,315,539	1,997,303	17,312,842	14,030,274	1,720,342	15,750,616
ESOP receivables	—	181,986	181,986	—	175,783	175,783
Interest and dividend receivable	972	—	972	723	—	723

Total assets	15,316,511	2,179,289	17,495,800	14,030,997	1,896,125	15,927,122

Liabilities:
Accrued liabilities	(549)	—	(549)	(8,398)	—	(8,398)
Accrued ESOP interest	—	(1,188)	(1,188)	—	(1,436)	(1,436)
ESOP debt	—	(65,300)	(65,300)	—	(97,900)	(97,900)
Notes payable to UTC	—	(295,833)	(295,833)	—	(272,333)	(272,333)

Total liabilities	(549)	(362,321)	(362,870)	(8,398)	(371,669)	(380,067)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(216,527)	—	(216,527)	(201,254)	—	(201,254)
Net Assets	$15,099,435	$1,816,968	$16,916,403	$13,821,345	$1,524,456	$15,345,801

Net assets of the Master Trust attributable to the Plan	$1,774,594	$—	$1,774,594	$1,636,226	$—	$1,636,226

United Technologies Corporation Employee Savings Plan

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31, 2007
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$267,403	$34,075	$301,478
Transfers in from participating plans for purchase of units	428,823	13,130	441,953
Allocation of 1,374,000 ESOP shares, at market	97,636	—	97,636
Net appreciation on fair value of investments	1,352,444	367,543	1,719,987

Total additions	2,146,306	414,748	2,561,054
Deductions:
Transfers out on behalf of participating plans for distributions	(919,456)	—	(919,456)
Allocation of 1,374,000 ESOP shares, at market	—	(97,636)	(97,636)
Master Trust and interest expense	(2,654)	(24,600)	(27,254)

Total deductions	(922,110)	(122,236)	(1,044,346)

Net increase prior to transfers	1,224,196	292,512	1,516,708

Plan transfers:
Assets transferred in	56,436	—	56,436
Assets transferred out	(2,542)	—	(2,542)

Net Plan transfers	53,894	—	53,894

Increase in net assets	1,278,090	292,512	1,570,602
Net Assets:
Beginning of Year	13,821,345	1,524,456	15,345,801

End of Year	$15,099,435	$1,816,968	$16,916,403

During 2007, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(Thousands of Dollars)
ESOP Fund	$948,508
UTC Common Stock Fund	267,003
Other Funds	504,476

$1,719,987

(Thousands of Dollars)	Year Ended December 31, 2007
Amounts pertaining to Plan:
Plan interest in net appreciation and investment income of Master Trust	$153,482

Contributions received (cash basis)	$93,205

Net assets transferred into Plan	$187

Distributions to participants or beneficiaries	$(108,252)

Administrative expenses	$(254)

NOTE 5—RELATED-PARTY TRANSACTIONS

Fidelity and the Trustee manage certain Plan investment options. These transactions qualify as party-in-interest transactions.

The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2007, the Plan purchased units of the Fund in the approximate amount of $113,164,000, sold units of the Fund in the approximate amount of $117,046,000, and had net appreciation on the Fund in the approximate amount of $54,322,000. The total value of the Plan’s interest in the Fund was $301,457,000 and $251,007,000 at December 31, 2007 and 2006, respectively.

NOTE 6—PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive GICs are recorded on the Form 5500 at contract value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

NOTE 8—TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 9—NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Plan has evaluated the new statement and has determined that it will not have a significant impact on the net assets available for benefits.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost value	(e) Current value
*	Plan Participants	Participant loans receivable, interest ranging from 5.0 percent to 9.25 percent, terms ranging from 1 to 5 years	—	$36,237,000

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

Dated: June 25, 2008	By:	/s/ Natalie Morris
Natalie Morris Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.